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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25


                                                  Commission File Number 0-21946

                          NOTIFICATION OF LATE FILING
                          ---------------------------


(Check One):

[_]  Form 10-K     [_]  Form 11-K      [_]  Form 20-F     [X]  Form 10-Q

     For Period Ended:  June 30, 2001
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[_]  Transition Report on Form 10-K    [_]  Transition Report on Form 10-Q

[_]  Transition Report on Form 20-F    [_]  Transition Report on Form N-SAR

[_]   Transition Report on Form 11-K

     For Transition Period Ended:______


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

________________________________________________________________________________

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________________________________________________________________________________

Part I -   Registrant Information
________________________________________________________________________________

Full Name of Registrant:  Hi-Rise Recycling Systems, Inc.
                        ------------------------------------

Former Name if Applicable:_____

Address of Principal Executive Office (Street and Number):_____

                          8505 Northwest 74/th/ Street
                          ----------------------------

City, State and Zip Code:    Miami, Florida  33166
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________________________________________________________________________________

Part II - Rule 12b-25(b) and (c)
________________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]     (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]     (c)   The accountant's statement or other exhibit required by Rule 12b-
              25(c) has been attached if applicable.

________________________________________________________________________________

 Part III - Narrative
________________________________________________________________________________

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or portion thereof could not be filed within the prescribed time period.

                             See Attachment hereto
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________________________________________________________________________________

Part IV - Other Information
________________________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification:

             Ronald Miller           (305)                    597-0243
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                (Name)            (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

                [X] Yes       [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                [X] Yes       [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             See Attachment hereto
                             ---------------------


              HI-RISE RECYCLING SYSTEMS, INC.
              -------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 15, 2001                           By /s/ Ronald Miller
                                                    ------------------------
                                          Name:  Ronald Miller
                                          Title: Acting Chief Financial Officer

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                           ATTACHMENT TO FORM 12b-25

                    Form 10-Q for period ended June 30, 2001


PART III - NARRATIVE

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 because the Registrant is experiencing delays in the collection and compilation of certain financial information required to be included in the Form 10-Q. The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(3) The Registrant anticipates that it will report a loss in an amount of approximately $6.1 million and $11.4 million for the three months and six months ended June 30, 2001, respectively. The anticipated loss reflects certain charges, including charges to reduce current inventory values due to obsolescence and losses incurred on the renegotiation of certain lease receivable accounts. The charges are anticipated to be in an amount of approximately $2.0 million. The anticipated loss also reflects continued softness in the demand for the Registrant's Solid Waste Division products.

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